Exhibit 99.1

7500 Mendelssohn Ave N Minneapolis, MN 55428 Phone 763.493.6370 Fax 763.493.6358

AMETEK TO ACQUIRE MOCON, Inc.

BERWYN, PA, and MINNEAPOLIS, MN – April 17, 2017 -- AMETEK, Inc. (NYSE: AME) and MOCON, Inc. (NASDAQ: MOCO) announced that they have entered into a definitive merger agreement under which AMETEK will acquire all of the outstanding shares of common stock of MOCON at a price of $30 per share in cash, which represents a premium of 39% to MOCON’s closing share price on April 13, 2017. The aggregate enterprise value of the transaction is approximately $182 million, taking into account MOCON’s outstanding equity awards and net cash to be acquired in the transaction. The transaction was unanimously approved by the Board of Directors of MOCON.

Founded in 1963 and headquartered in Minneapolis, MN, MOCON is a leading provider of laboratory and field gas analysis instrumentation to research laboratories, production facilities and quality control departments in food and beverage, pharmaceutical, and industrial applications. For the calendar year ending December 31, 2016, MOCON had sales of approximately $63 million.

“MOCON is an excellent company that has tremendous synergy with AMETEK,” comments David A. Zapico, AMETEK Chief Executive Officer. “They are the global leader in gas analysis instrumentation for package and permeation testing. Its products and technologies nicely complement our existing gas analysis instrumentation business and provides us with opportunities to expand into the growing food and pharmaceutical package testing market.”

“We believe this transaction creates significant value for our shareholders and provides long-term benefits for our customers and employees,” said Robert L. Demorest, MOCON President and Chief Executive Officer. “By joining a larger global enterprise, MOCON will have the resources to expand our market leading gas analysis products and technologies. We look forward to joining the outstanding team at AMETEK.”

The closing of the transaction is subject to customary closing conditions, including the approval of MOCON’s shareholders and applicable regulatory approvals. The transaction is expected to be completed in the late second quarter or third quarter of calendar year 2017.

About AMETEK

AMETEK is a leading global manufacturer of electronic instruments and electro-mechanical devices with annual sales of approximately $4.0 billion. AMETEK's Corporate Growth Plan is based on Four Key Strategies: Operational Excellence, Strategic Acquisitions, Global & Market Expansion and New Products. AMETEK's objective is double-digit percentage growth in earnings per share over the business cycle and a superior return on total capital. The common stock of AMETEK is a component of the S&P 500 Index.

E-Mail info@mocon.com

www.mocon.com

7500 Mendelssohn Ave N Minneapolis, MN 55428 Phone 763.493.6370 Fax 763.493.6358

About MOCON

MOCON is a leading provider of detectors, instruments, systems and consulting services to research laboratories, production facilities, and quality control and safety departments in the medical, pharmaceutical, food and beverage, packaging, environmental, oil and gas and other industries worldwide.

Additional Information and Where to Find It

This document may be deemed to be solicitation materials in respect of the proposed acquisition of MOCON by AMETEK. In connection with the proposed merger, MOCON will file with the SEC and furnish to MOCON’s shareholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. MOCON SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain a free copy of MOCON’s filings with the SEC from MOCON’s website at www.mocon.com or by directing a request to: MOCON, Inc., 7500 Mendelssohn Avenue North, Minneapolis, MN; Attention: Elissa Lindsoe, Chief Financial Officer.

Participants in the Solicitation

MOCON and its directors, executive officers and certain other members of management and employees of MOCON may be deemed “participants” in the solicitation of proxies from shareholders of MOCON in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of MOCON in connection with the proposed merger will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. You can find information about MOCON’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 9, 2017, and in its definitive proxy statement filed with the SEC on Schedule 14A on April 13, 2016.

E-Mail info@mocon.com

www.mocon.com

7500 Mendelssohn Ave N Minneapolis, MN 55428 Phone 763.493.6370 Fax 763.493.6358

Forward-looking Information

Statements in this news release relating to future events are "forward-looking statements." Forward-looking statements are subject to various factors and uncertainties that may cause actual results to differ significantly from expectations. Forward-looking statements in this news release include, but are not limited to, statements about the benefits of the merger; potential synergies and the timing thereof; the expected timing of the completion of the merger; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services. Each forward-looking statement contained in this news release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, but are not limited to, the following: (1) MOCON may be unable to obtain shareholder approval as required for the merger; (2) conditions to the closing of the merger, including the obtaining of required regulatory approvals, may not be satisfied; (3) the merger may involve unexpected costs, liabilities or delays; (4) the business of MOCON may suffer as a result of uncertainty surrounding the merger; (5) the outcome of any legal proceedings related to the merger; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) the ability to recognize benefits of the merger; (8) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (9) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; (10) general industry and economic conditions; and (11) the risks described from time to time in AMETEK’s and MOCON’s filings with the U.S. Securities and Exchange Commission, including their most recent reports on Form 10-K, 10-Q and 8-K. You are encouraged to read AMETEK’s and MOCON’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. AMETEK and MOCON disclaim any intention or obligation to update or revise any forward-looking statements.

CONTACT:

MOCON, Inc.

Investor Contact:

Elissa Lindsoe,

763-493-6370 CFO

www.mocon.com

or

Three Part Advisors, LLC

Steven Hooser,

214-872-2710 Investor Relations

shooser@threepa.com

E-Mail info@mocon.com

www.mocon.com